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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **November, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: November 3, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

RSM's Current Activities at Goldwedge and Manhattan District, Nye County, Nevada

Royal Standard Minerals, (RYSMF-OTCBB), Manhattan, Nevada, November 3, 2009, **(C.U.S.I.P780919106) ("RSM")** announces that it is continuing with an evaluation program of the geologic and analytical data for the Goldwedge property. This program includes a complete analysis of the surface drilling and underground sampling data, the re-evaluation of the geology and the structural interpretations. This effort should confirm or slightly adjust the established relationships within the near surface portion of the deposit development where the structural zone and gold mineralization outcrops in this area. This portion of the deposit was placer mined and experienced some shallow underground mining more than 70 years ago. This work in conjunction with the surface drilling results should yield support for a model of the gold system at depth that will support the upcoming deeper development program. At this point the decline and crosscut development has achieved a depth of approximately 280 feet below the surface, the uppermost portion of the gold mineralized system.

In the Manhattan District, the Company is continuing with an evaluation of the available geologic data for all of its current property holdings as a means to identify the initial properties that will be selected for more detailed evaluations going forward. These properties will become high priority projects for permitting and development as a feed source for the Goldwedge plant.

RSM is a natural resource exploration and development company, www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.

Contact:
Roland Larsen
804-580-8107
Rich Kaiser
800-631-8127